Registration No. 333-151037
                                                      1940 Act No. 811-3969

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                 The First Trust GNMA Reinvestment Income Trust
                                "GRIT" Series 104


B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                            Copy to:
     JAMES A. BOWEN                         ERIC F. FESS
     c/o First Trust Portfolios L.P.        c/o Chapman and Cutler LLP
     1001 Warrenville Road                  111 West Monroe Street
     Lisle, Illinois  60532                 Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on June 12, 2008 at 2:00 p.m. pursuant to Rule 487.

                ________________________________




             The First Trust GNMA Reinvestment Income Trust
                                 "GRIT"

                               Series 104

The First Trust GNMA Reinvestment Income Trust is a series of a unit investment trust, The First Trust GNMA Series. The First Trust GNMA Reinvestment Income Trust consists of a single portfolio listed above (the "Trust"). The Trust invests in a portfolio of fixed-rate mortgage-backed securities issued by Government National Mortgage Association ("GNMA") ("Securities"). The Trust seeks to provide the potential for monthly distributions of income.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                              1-800-621-1675


              The date of this prospectus is June 12, 2008

                            Table of Contents

Summary of Essential Information                                     3
Fee Table                                                            4
Report of Independent Registered Public Accounting Firm              5
Statement of Net Assets                                              6
Schedule of Investments                                              7
The First Trust GNMA Reinvestment Income Trust                       8
Portfolio                                                            8
Estimated Returns and Estimated Average Life                         9
Risk Factors                                                        10
Public Offering                                                     11
Distribution of Units                                               13
The Sponsor's Profits                                               15
The Secondary Market                                                15
How We Purchase Units                                               15
Expenses and Charges                                                15
Tax Status                                                          16
Retirement Plans                                                    18
Rights of Unit Holders                                              18
Interest and Principal Distributions                                19
Redeeming Your Units                                                19
Removing Securities from the Trust                                  20
Amending or Terminating the Indenture                               21
Rating of the Units                                                 22
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                          22
Other Information                                                   23

                     Summary of Essential Information

          The First Trust GNMA Reinvestment Income Trust "GRIT"
                               Series 104


 At the Opening of Business on the Initial Date of Deposit-June 12, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units                                                                                       14,764
Fractional Undivided Interest in the Trust per Unit                                                         1/14,764
Principal Amount (Par Value) of Securities per Unit (1)                                                   $   10.000
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $ 10.2396
    Less Initial Sales Charge per Unit (3)                                                                    (.1119)
                                                                                                           _________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                               10.1277
    Less Deferred Sales Charge per Unit (3)                                                                   (.3450)
                                                                                                           _________
Redemption Price per Unit (5)                                                                                 9.7827
    Less Creation and Development Fee per Unit (3)(5)                                                         (.0500)
    Less Organization Costs per Unit (5)                                                                      (.0175)
                                                                                                           _________
Net Asset Value per Unit                                                                                   $  9.7152
                                                                                                           =========
Cash CUSIP Number                                                                                          33733D585
Reinvestment CUSIP Number                                                                                  33733D593
Fee Accounts Cash CUSIP Number                                                                             33733D601
Fee Accounts Reinvestment CUSIP Number                                                                     33733D619
FTPS CUSIP Number                                                                                          33733D627
Security Code                                                                                                 050655
Ticker Symbol                                                                                                 FGITJX
Estimated Average Life (6)                                                                                 9.50 yrs.
Estimated Net Annual Interest Income per Unit (7)                                                          $   .5746
Estimated Current Return (6)                                                                                   5.61%
Estimated Long-Term Return (6)                                                                                 4.81%
First Settlement Date                                                                                  June 17, 2008
Mandatory Termination Date (8)                                                                     December 31, 2037

Interest Distribution Record Date                              First day of each month, commencing July 1, 2008.
Interest Distribution Date (7)                                 Last day of each month, commencing July 31, 2008.

_______________

(1) Because the Securities will pay principal during the life of the Trust and may, in certain circumstances, be sold, redeemed, prepaid or mature in accordance with their terms, the Unit value at the Mandatory Termination Date will not be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any net interest accrued on the Units. After this date, a pro rata share of any net interest accrued on the Units will be included.

(3) You will pay a maximum sales charge of 4.95% of the Public Offering Price per Unit (equivalent to 5.01% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its current market offering price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of the Trust at the end of the initial offering period and the estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) Estimated Current Return is determined by dividing the Trust's estimated net annual interest income by the Public Offering Price per Unit. Estimated Long-Term Return is a measure of the estimated return over the estimated life of the Trust. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, estimated principal prepayments, discounts and premiums of the Securities in the Trust. See "Estimated Returns and Estimated Average Life."

(7) The amount of distributions from the Interest Account will vary from month to month for various reasons, including changes in the Trust's fees and expenses, the sale of Securities, principal payments and prepayments. The estimated initial distribution is $.0223 per Unit. Commencing August 31, 2008, the Trust's regular monthly distribution will be paid. Distributions from the Principal Account will be made in December of each year and also in any month in which the amount available for distribution equals at least $1.00 per 100 Units. See "Expenses and Charges" and "Interest and Principal Distributions."

(8) See "Amending or Terminating the Indenture."


                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                    Amount
                                                                                                    per Unit
                                                                                                    ________
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge

Initial sales charge                                                                  1.09%(a)      $.1119
Deferred sales charge                                                                 3.37%(b)      $.3450
Creation and development fee                                                          0.49%(c)      $.0500
                                                                                      ________      _______
Maximum sales charge (including creation and development fee)                         4.95%         $.5069
                                                                                      ========      =======
Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                          .171%(d)      $.0175
                                                                                      ========      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                                    .060%         $.0060
Trustee's fee and other operating expenses                                            .193%(f)      $.0194
                                                                                      ________      _______
Total                                                                                 .253%         $.0254
                                                                                      ========      =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

     1 Year           3 Years           5 Years          10 Years
     ______           _______           _______          ________
     $537             $589              $646             $813

The example will not differ if you hold rather than sell your Units at the end of each period.

______________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 4.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing December 19, 2008.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10.2396 per Unit, the creation and development fee will be less than 0.49%; if the price you pay for your Units is less than $10.2396 per Unit, the creation and development fee will exceed 0.49%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by the Trust for annually updating the Trust's registration statement. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."


                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
The First Trust GNMA Reinvestment Income Trust "GRIT", Series 104


We have audited the accompanying statement of net assets, including the schedule of investments, of The First Trust GNMA Reinvestment Income Trust "GRIT", Series 104 (the "Trust"), as of the opening of business on June 12, 2008 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on June 12, 2008, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust GNMA Reinvestment Income Trust "GRIT", Series 104, at the opening of business on June 12, 2008 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
June 12, 2008

                         Statement of Net Assets

              The First Trust GNMA Reinvestment Income Trust
                            "GRIT", Series 104


 At the Opening of Business on the Initial Date of Deposit-June 12, 2008


                                                          NET ASSETS
Investments in Securities represented by purchase contracts (1)(2)                                            $149,526
Accrued interest on underlying Securities (2)(3)                                                                   271
                                                                                                              ________
                                                                                                               149,797
Less liability for reimbursement to Sponsor for organization costs (4)                                            (258)
Less distributions payable (3)                                                                                    (271)
Less liability for deferred sales charge (5)                                                                    (5,094)
Less liability for creation and development fee (6)                                                               (738)
                                                                                                              ________
Net assets                                                                                                    $143,436
                                                                                                              ========
Outstanding units                                                                                               14,764
Net asset value per Unit (7)                                                                                  $ 9.7152
                                                    ANALYSIS OF NET ASSETS
Cost to investors (8)                                                                                         $151,178
Less maximum sales charge (8)                                                                                   (7,484)
Less estimated reimbursement to Sponsor for organization costs (4)                                                (258)
                                                                                                              ________
Net assets                                                                                                    $143,436
                                                                                                              ========
_________________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of December 31, 2037.

(2) An irrevocable letter of credit issued by The Bank of New York, of which approximately $300,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary to satisfy the amounts set forth below:

Aggregate Offering Price       Accrued Interest to Initial      Accrued Interest to Expected
    of Securities                    Date of Deposit                  Date of Delivery
________________________       ___________________________      ____________________________
      $149,526                        $    271                          $    123

(3) The Trustee will advance to the Trust the amount of net interest accrued to the First Settlement Date which will be distributed to the Sponsor as Unit holder of record.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0175 per Unit. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(5) Represents the amount of mandatory deferred sales charge distributions of $.345 per Unit, payable to the Sponsor in three equal monthly installments beginning on December 19, 2008 and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through February 20, 2009. If Unit holders redeem Units before February 20, 2009, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(6) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(7) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(8) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 4.95% of the Public Offering Price per Unit (equivalent to 5.01% of the net amount invested), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                         Schedule of Investments

              The First Trust GNMA Reinvestment Income Trust
                                  "GRIT"
                                Series 104

                    At the Opening of Business on the
                  Initial Date of Deposit-June 12, 2008


                Government National Mortgage Association,
            Modified Pass-Through Mortgage-Backed Securities

                                                              Cost of
Aggregate                             Years of Stated         Securities to
Principal (1)       Coupon Rate       Maturity                Trust (2)
_____________       ___________       _______________         _____________
$147,636            6%                2035 - 2037             $149,526
========            ==                ===========             ========



_____________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The purchase contracts for the Securities in the Trust were entered into on June 11, 2008 and are expected to settle on or prior to June 16, 2008.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the offering side evaluation of the Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The aggregate bid side value of the Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit was $149,479. The valuation of the Securities has been determined by the Evaluator, certain shareholders of which are officers of the Sponsor. In accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $149,989 and $463, respectively.


      The First Trust GNMA Reinvestment Income Trust

The First Trust GNMA Reinvestment Income Trust Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named The First Trust GNMA Reinvestment Income Trust. The series to which this prospectus relates consists of a single portfolio known as The First Trust GNMA Reinvestment Income Trust "GRIT", Series 104.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited portfolios of GNMA securities with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the original percentage relationship between the principal amounts of Ginnie Maes of specified interest rates and ranges of maturities as set forth for the Trust in "Schedule of Investments." Precise duplication may not be possible because fractions of Ginnie Maes may not be purchased and identical Securities may not be available.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of the Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. Because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. It is currently anticipated that the Trustee will purchase these Securities directly from market makers.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price, accrued interest and transactional sales charge resulting from the failed contract on the next Interest Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The objective of the Trust is to provide the potential for monthly distributions of income through an investment in a portfolio of fixed-rate mortgage-backed securities representing pools of mortgages on 1- to 4-family dwellings issued by Ginnie Mae. The Securities, but not the

Units or the Trust, are backed by the full faith and credit of the U.S. government.

Because individual GNMAs have an original face value of $25,000, it may be difficult for many investors to participate in the income potential they provide. With a low minimum investment, monthly income payments and reinvestment of principal, the Trust seeks to offer investors the high current income GNMAs provide in one convenient, affordable package.

The U.S. government created the Government National Mortgage Association
(GNMA) and assures the timely payment of principal and interest on the underlying securities in the Trust. Of course, this applies only to the payment of principal and interest on the securities held in the portfolio and not the Units themselves.


"AAAf" Rating. As a result of the underlying securities being backed by the full faith and credit of the U.S. government, Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, has given Units of the Trust a "AAAf" rating-their highest Fund Credit Quality rating available.

Income Distributions. The timely payment of principal and interest on the underlying securities, but not the Units, is backed by the full faith and credit of the U.S. government. In addition, the Trust may provide higher current income than other government-backed securities. It is important to note that the amount of the distribution will change from month to month for various reasons, including changes in the Trust's fees and expenses, the sale of securities, principal payments, prepayments and reinvestment. Although the Trust's objective is to provide investors with monthly distributions of income, there is no assurance the objective will be met.


Reinvestment. In an effort to minimize the effect of principal payments and prepayments we will direct the Trustee to reinvest all payments and prepayments of principal from the underlying Securities into additional GNMA securities for as long as we think it is practical to do so (the "Reinvestment Period"). At the present time, we anticipate the Reinvestment Period to last approximately five years from the Initial Date of Deposit. The GNMA securities the Trustee will purchase will have similar maturities and interest rates as the Securities upon which the principal was received. There may, however, be times during the Reinvestment Period when reinvestment is not feasible because we don't have enough cash to purchase additional GNMA securities without incurring disproportionate expenses, additional GNMA securities are not available or for various other reasons. In those instances the Trust will generally hold the cash until additional purchases are possible or distribute the cash when we think additional purchases are not practical. There will be no attempt to time or delay the purchase of additional Securities for reinvestment to take advantage of market movements.

Of course, as with any similar investment, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                   Estimated Returns and
                  Estimated Average Life

The Current and Long-Term Returns set forth in the "Summary of Essential Information" are estimates and are designed to be comparative rather than predictive. We cannot predict your actual return, which will vary with Unit price, the reinvestment of principal, how long you hold your investment and with changes in the portfolio, interest income and expenses. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions. Estimated Current Return equals the estimated annual interest income to be received from the Securities less estimated annual Trust expenses, divided by the Public Offering Price per Unit (which includes the initial sales charge). Estimated Long-Term Return is a measure of the estimated return over the Estimated Average Life of the Trust and is calculated using a formula which (1) factors in the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities, and (2) takes into account a compounding factor, the sales charge and expenses. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, estimated principal prepayments, discounts and premiums of the Securities in the Trust and the estimated period of reinvestment of principal during the Reinvestment Period. We will provide you with estimated cash flows for your Trust at no charge upon your request.

The calculation of Estimated Average Life of the Trust takes into consideration the current composition of the Trust and our estimates of
(1) the period of reinvestment of principal during the Reinvestment Period, (2) the prices of the reinvestment Securities, and (3) the average life characteristics of the reinvestment Securities, which includes an estimated prepayment rate for the remaining term of the Trust's mortgage pools. Each of the primary market makers in GNMA securities use sophisticated computer models to determine the estimated prepayment rate. These computer models take into account a number of factors and assumptions including: actual prepayment data reported by GNMA for recent periods on a particular pool, the impact of aging on the prepayment of mortgage pools, the current interest rate environment, the coupon, the housing environment, historical trends on GNMA securities as a group, geographical factors and general economic trends. In determining the Estimated Average Life of the Securities in the Trust, we have relied upon the median of the estimated prepayment rates determined by primary market makers. We cannot be certain that this estimate will prove accurate or whether the estimated prepayment rates determined by other primary market makers would have provided a better estimate. Any difference between the estimate we use and the actual prepayment rate will affect the Estimated Long-Term Return of the Trust.

                       Risk Factors

Price Volatility. The Trust invests in mortgage-backed securities. The value of these Securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. The value of the Securities will also fluctuate with changes in the general condition of the mortgage-backed securities market, changes in inflation rates or when political or economic events affecting Ginnie Mae occur.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Mortgage-Backed Securities. Mortgage-backed securities represent an ownership interest in mortgage loans made by banks and other financial institutions to finance purchases of homes. The individual mortgage loans are "pooled" together for sale to investors. As the underlying mortgage loans are paid off, investors receive principal and interest payments.

Fixed-rate mortgage-backed securities represent a pool of mortgage loans which pay a fixed rate of interest over the life of the loan. The value of fixed-rate mortgage-backed securities generally decreases when interest rates rise.

Guarantees. The Securities, but not the Units or the Trust, are guaranteed as to the timely payment of principal and interest by Ginnie Mae. GNMA securities are supported by the full faith and credit of the U.S. government. You should note that the guaranty does not apply to the market prices and yields of the Securities, which will vary with changes in interest rates and other market conditions.

Reinvestment Risk. Mortgage-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. In addition, we anticipate that the Trust will receive unscheduled prepayments of principal prior to a Security's maturity date due to voluntary pre-payments, refinancing or foreclosure on the underlying mortgage loans. As discussed under "Portfolio" we intend to instruct the Trustee to reinvest principal payments and prepayments into additional Securities during the Reinvestment Period. Reinvestment during periods when interest rates are lower than those prevailing on the Initial Date of Deposit will have the effect of decreasing monthly distributions of interest income from the Trust. In addition, there may be times during the Reinvestment Period when reinvestment is not feasible because we don't have enough cash to purchase additional GNMA securities without incurring disproportionate expenses, additional GNMA securities are not available or for various other reasons. If the Trustee is unable to reinvest these proceeds, the impact on the Trust would be a loss of anticipated interest, and a portion of its principal investment represented by any premium the Trust may have paid. The number and dollar amount of mortgage prepayments generally increase with falling interest rates and decrease with rising interest rates. If you receive principal payments earlier than you expect you may not be able to reinvest these proceeds into an instrument which provides a rate of return equal to or greater than the Trust.

Interest Income. Since the Trust can only distribute what it receives, interest distributions will decrease if principal payments and prepayments cannot be reinvested.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States which may have a negative impact on mortgage-backed securities or their issuers. In addition, litigation regarding Ginnie Mae or the mortgage-backed securities market may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Interest and Principal Accounts;

-  Accrued interest on the Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the value of the Interest and/or Principal Accounts and with the accrual of net interest on the Units.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust's organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities as existed prior to such sale.

Accrued Interest.

Accrued interest represents unpaid interest on a Security from the last day it paid interest. Interest on the Securities is paid monthly, although the Trust accrues such interest daily. Because the Trust always has an amount of interest earned but not yet collected, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest you paid for on the next distribution date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

Minimum Purchase.

The minimum amount you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.


The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period, the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.


Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.


Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 4.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.395 per Unit). This initial sales charge is initially equal to approximately 1.09% of the Public Offering Price, but will vary depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the

Public Offering Price per Unit exceeds $10.2396 per Unit, the initial sales charge will exceed 1.09% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.115 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from December 19, 2008 through February 20, 2009. If you buy Units at a price of less than $10.2396 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.37% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.45% of the Public Offering Price
(equivalent to 4.66% of the net amount invested).


Creation and Development Fee.


As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.2396 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.49% of the Public Offering Price.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________             ____________     __________
$50 but less than $100       4.70%            3.35%
$100 but less than $250      4.45%            3.25%
$250 but less than $500      3.95%            2.75%
$500 but less than $1,000    2.95%            2.00%
$1,000 or more               2.05%            1.25%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. We will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trust or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of the Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of

Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").


You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have your interest and principal distributions (interest only during the Reinvestment Period) reinvested into additional Units of the Trust, in addition to the reinvestement Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.


The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this evaluation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined by the Evaluator as follows:

a) On the basis of current market offering prices for the Securities obtained from dealers or brokers who customarily deal in securities comparable to those held by the Trust;

b) If such prices are not available for any of the Securities, on the basis of current market offering prices of comparable securities;

c) By appraising the value of the Securities on the offering side of the market; or

d) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of offering prices. The offering price of the Securities may be expected to be greater than the bid price by approximately 1-3% of the aggregate principal amount of such Securities.

There is a period of a few days (usually five business days), beginning on the first day of each month, during which the total amount of payments (including prepayments, if any) of principal for the preceding month of the various mortgages underlying each Security will not yet have been reported by the issuer to Ginnie Mae. During this period, the precise principal amount of the Securities will not be known. For purposes of determining the aggregate underlying value of the Securities and the accrued interest on the Units during this period, the Evaluator will base its valuation and calculations upon the average monthly principal distribution for the preceding three-month period. We don't expect the differences in such principal amounts from month to month to be material. We will, however, adopt procedures to minimize the impact of such differences when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.60% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.60% of the sales price of these Units (2.00% of purchases of $500,000 but less than $1,000,000 and 1.25% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:



Total sales                               Additional
(in millions)                             Concession
_____________________                     __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of the Trust.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other investments such as the securities comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating the Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trust from the Interest Account if funds are available, and then from the Principal Account. The Interest and Principal Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or our affiliates) as agent in selling Securities. Legal and regulatory filing fees and expenses associated with updating the Trust's registration statement yearly are also chargeable to the Trust. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's Fund/SERV(R) Eligible Units. FTPS Units are Units which are purchased and sold through the Fund/SERV trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such service in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. We cannot guarantee that the interest received will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Interest or Principal Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Trust will be audited annually, so long as we are making a secondary market for Units. We will bear the costs of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trust will pay for the audit. You may request a copy of the audited financial statement from the Trustee.

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

Distributions.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

Capital Gains and Losses and Certain Ordinary Income Dividends.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Foreign Investors.

 If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met.

                     Retirement Plans

You may purchase Units of the Trust for:

-  Individual Retirement Accounts;

-  Keogh Plans;

-  Pension funds; and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

-  A list of the number of Units issued or transferred;

-  Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

-  The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of interest (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you:

- The amount of interest received by your Trust less deductions for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The amount of principal on the Securities and the net proceeds received therefrom less deduction for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The Securities held and the number of Units outstanding on the last business day of the calendar year;

- The Redemption Price per Unit on the last business day of the calendar year; and

- The amounts actually distributed during the calendar year from the Interest and Principal Accounts, separately stated.

           Interest and Principal Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any interest received on the Securities to the Interest Account. All other receipts, such as return of capital or capital gain dividends, are credited to the Principal Account of the Trust.

After deducting the amount of accrued interest the Trustee advanced to us as Unit holder of record as of the First Settlement Date, the Trustee will distribute any interest in the Interest Account on or near the Interest Distribution Dates to Unit holders of record on the preceding Interest Distribution Record Date. See "Summary of Essential Information." No interest distribution will be paid if accrued expenses of the Trust exceed amounts in the Interest Account on the Interest Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in interest received, with principal payments and prepayments and with the sale of Securities. During the Reinvestment Period, the Trustee will generally reinvest principal payments and prepayments into additional Securities. Amounts the Trustee is currently unable to reinvest will be held in the Principal Account until such time as reinvestment is possible or distributed to Unit holders if the Trustee determines that reinvestment is not possible. After the Reinvestment Period, the Trustee will distribute amounts in the Principal Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the last day of each month to Unit holder of record on the first day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Principal Account to pay the deferred sales charge. If not, the Trustee may sell
Securities to meet the shortfall. Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the sale of the Securities.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.


DISTRIBUTION REINVESTMENT OPTION. You may elect to have each distribution of interest and principal (interest only during the Reinvestment Period) reinvested into additional Units of your Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of interest and principal (interest only during the Reinvestment Period) on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.


                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only to deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing interest will be withdrawn from the Interest Account if funds are available for that purpose, or from the Principal Account. All other amounts paid on redemption will be taken from the Principal Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Interest and Principal Distributions."

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Interest and Principal Accounts not designated to purchase Securities;

2. the aggregate value of the Securities held in the Trust; and

3. accrued interest on the Securities.

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security has defaulted in the payment of principal or interest on the Securities;

- Any action or proceeding seeking to restrain or enjoin the payment of principal or interest on the Securities has been instituted;

- The issuer of the Security has breached a covenant which would affect the payment of principal or interest on the Security, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distributions for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities or the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust; or

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

If a Security defaults in the payment of principal or interest and no provision for payment is made, the Trustee must notify us of this fact within 30 days. If we fail to instruct the Trustee whether to sell or hold the Security within 30 days of our being notified, the Trustee may, in its discretion, sell any defaulted Securities and will not be liable for any depreciation or loss incurred thereby.

Except in instances in which the Trust acquires Replacement Securities, as described in "The First Trust GNMA Reinvestment Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, except that we may instruct the Trustee to accept such an offer or to take any other action with respect thereto as we may deem proper if the issuer is in default with respect to such Securities or in our written opinion the issuer will likely default in respect to such Securities in the foreseeable future. Any obligations received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Securities originally deposited in the Trust. We may get advice from the Portfolio Supervisor before reaching a decision regarding the receipt of new or exchanged securities or property. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion in order to meet redemption requests or pay expenses. We will maintain a list with the Trustee of which Securities should be sold.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate upon the redemption, sale or other disposition of the last Security held, but in no case later than the Mandatory Termination Date. The Trust may be terminated earlier:

-  Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 40% of the aggregate principal amount of Securities deposited in the Trust during the initial offering period (the "Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Interest and Principal Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                    Rating of the Units


The Units of the Trust are rated "AAAf" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies ("Standard & Poor's"). The Fund Credit Quality rating reflects the Trust's protection against losses from credit defaults and the credit quality of the Trust's eligible investments and counterparties. Standard & Poor's Fund Credit Quality rating scale ranges from "AAAf" (extremely strong protection against losses from credit defaults) to "CCCf"
(extremely vulnerable to losses from credit defaults). Trusts rated "AAAf" provide extremely strong protection against losses from credit defaults. This is the highest rating assigned by Standard & Poor's. This rating should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trust or the Units. Standard & Poor's has indicated that this rating is not a "market" rating nor a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of the Trust or sales of Securities from the Trust for less than their purchase price will reduce payment to Unit holders of the interest and principal required to be paid on such Securities. Standard & Poor's has not consented to, and will not consent to, being named an "expert" under U.S. securities laws, including without limitation,
Section 7 of the U.S. Securities Act of 1933. Standard & Poor's has been compensated for its services in rating Units of the Trust.


           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $105 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2007, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $56,998,038 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 1001 Warrenville Road, Lisle, Illinois 60532. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trust, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                               First Trust

    The First Trust GNMA Reinvestment Income Trust "GRIT", Series 104

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                          1001 Warrenville Road
                          Lisle, Illinois 60532
                             1-630-241-4141

   FTPS Unit Servicing Agent:                      Trustee:

        FTP Services LLC                     The Bank of New York

      1001 Warrenville Road                   101 Barclay Street
      Lisle, Illinois 60532                New York, New York 10286
         1-866-514-7768                         1-800-813-3074
                                             24-Hour Pricing Line:
                                                1-800-446-0132

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.

                        ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-151037) and


-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
       Room may be obtained by calling the SEC at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                              June 12, 2008


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                       The First Trust GNMA Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in The First Trust GNMA Reinvestment Income Trust "GRIT", Series 104 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated June 12, 2008. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors                                                   1

Risk Factors

An investment in Units of the Trust should be made with an understanding of the risks which an investment in fixed rate long-term debt obligations may entail, including the risk that the value of the underlying Securities and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. In addition, the potential for appreciation of the underlying Securities, which might otherwise be expected to occur as a result of a decline in interest rates, may be limited or negated by increased principal prepayments in respect of the underlying mortgages. For example, the high inflation during certain periods, together with the fiscal measures adopted to attempt to deal with it, has resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long-term debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future or whether the reinvestment of principal will mitigate the impact of these fluctuations.

The portfolio of the Trust consists of Ginnie Maes (or contracts to purchase Ginnie Maes) fully guaranteed as to payments of principal and interest by GNMA. Each group of Ginnie Maes described herein as having a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range set forth in "Schedules of Investments." Current market conditions accord little or no difference in price among individual GNMA securities with the same coupon within certain ranges of stated maturity dates on the basis of the difference in the maturity dates of each Ginnie Mae. A purchase of Ginnie Maes with the same coupon rate and maturity date within such range will be considered an acquisition of the same security for both additional deposits and for the reinvestment of principal. In the future, however, the difference in maturity ranges could affect market value of the individual Ginnie Maes. At such time, any additional purchases by the Trust will take into account the maturities of the individual securities. The mortgages underlying the Ginnie Maes in the Trust have an original stated maturity of up to 30 years.

The Trust may contain Securities which were acquired at a market discount. Such Securities trade at less than par value because the interest coupons thereon are lower than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of Ginnie Maes purchased at a market discount will increase in value faster than Ginnie Maes purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Ginnie Maes purchased at a market discount will decrease faster than Ginnie Maes purchased at a premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Ginnie Maes and the prepayment benefit for lower yielding, discount Ginnie Maes will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

The Trust may contain Securities which were acquired at a market premium. Such Securities trade at more than par value because the interest coupons thereon are higher than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparably rated debt securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Prepayments of principal on securities purchased at a market premium are more likely than prepayments on securities purchased at par or at a market discount and the level of prepayments will generally increase if interest rates decline. Market premium attributable to interest changes does not indicate market confidence in the issue.

The mortgages underlying a Ginnie Mae may be prepaid at any time without penalty. A lower or higher current return on Units may occur depending on (i) whether the price at which the respective Ginnie Maes were acquired by the Trust is lower or higher than par, (ii) whether principal is reinvested or distributed to Unit holders and (iii) if reinvestment occurs, whether the Ginnie Maes purchased by the Trustee with reinvested principal are purchased at a premium or discount from par. During periods of declining interest rates, prepayments of Ginnie Maes may occur with increasing frequency because, among other reasons, mortgagors may be able to refinance their outstanding mortgages at lower interest rates. In such a case, (i) the reinvestment of principal may be at prices which result in a lower return on Units or (ii) principal will be distributed to Unit holders who cannot reinvest such principal distributions in other securities at an attractive yield.

Description of Securities. The Ginnie Maes included in the Trust are backed by the indebtedness secured by underlying mortgage pools of up to 30 year mortgages on 1- to 4-family dwellings. The pool of mortgages which is to underlie a particular new issue of Ginnie Maes is assembled by the proposed issuer of such Ginnie Maes. The issuer is typically a mortgage banking firm, and in every instance must be a mortgagee approved by and in good standing with the Federal Housing Administration ("FHA"). In addition, GNMA imposes its own criteria on the eligibility of issuers, including a net worth requirement.

The mortgages which are to comprise a new Ginnie Mae pool may have been originated by the issuer itself in its capacity as a mortgage lender or may be acquired by the issuer from a third party, such as another mortgage banker, a banking institution, the Veterans Administration ("VA") (which in certain instances acts as a direct lender and thus originates its own mortgages) or one of several other governmental agencies. All mortgages in any given pool will be insured under the National Housing Act, as amended ("FHA-insured"), or Title V of the Housing Act of 1949 ("FMHA Insured") or guaranteed under the Servicemen's Readjustment Act of 1944, as amended, or Chapter 37 of Title 38, U.S.C. ("VA-guaranteed"). Such mortgages will have a date for the first scheduled monthly payment of principal that is not more than one year prior to the date on which GNMA issues its guaranty commitment as described below, will have comparable interest rates and maturity dates, and will meet additional criteria of GNMA. All mortgages in the pools backing the Ginnie Maes contained in the Trust are mortgages on 1- to 4-family dwellings (having a stated maturity of up to 30 years for Securities in the Trust but an estimated average life of considerably less as set forth in "Special Information"). In general, the mortgages in these pools provide for equal monthly payments over the life of the mortgage (aside from prepayments) designed to repay the principal of the mortgage over such period, together with interest at the fixed rate on the unpaid balance.

To obtain GNMA approval of a new pool of mortgages, the issuer will file with GNMA an application containing information concerning itself, describing generally the pooled mortgages, and requesting that GNMA approve the issue and issue its commitment (subject to GNMA's satisfaction with the mortgage documents and other relevant documentation) to guarantee the timely payment of principal of and interest on the Ginnie Maes to be issued by the issuer. If the application is in order, GNMA will issue its commitment and will assign a GNMA pool number to the pool. Upon completion of the required documentation (including detailed information as to the underlying mortgages, a custodial agreement with a Federal or state regulated financial institution satisfactory to GNMA pursuant to which the underlying mortgages will be held in safekeeping, and a detailed guaranty agreement between GNMA and the issuer), the issuance of the Ginnie Maes is permitted. When the Ginnie Maes are issued, GNMA will endorse its guarantee thereon. The aggregate principal amount of Ginnie Maes issued will be equal to the then aggregate unpaid principal balances of the pooled mortgages. The interest rate borne by the Ginnie Maes is currently fixed at 1/2 of 1% below the interest rate of the pooled 1- to 4-family mortgages, the differential being applied to the payment of servicing and custodial charges as well as GNMA's guaranty fee.

Ginnie Mae IIs consist of jumbo pools of mortgages from more than one issuer. By allowing pools to consist of multiple issuers, it allows for larger and more geographically diverse pools. Unlike Ginnie Mae Is, which have a minimum pool size of $1 million, Ginnie Mae IIs have a minimum pool size of $7 million. In addition, the interest rates on the mortgages within the Ginnie Mae II pools will vary unlike the mortgages within pools in Ginnie Mae Is which all have the same rate. The rates on the mortgages will vary from 1/2 of 1% to 1.50% above the coupon rate on the GNMA bond, which is allowed for servicing and custodial fees as well as the GNMA's guaranty fee. The major advantage of Ginnie Mae IIs lies in the fact that a central paying agent sends one check to the holder on the required payment date. This greatly simplifies the current procedure of collecting distributions from each issuer of a Ginnie Mae, since such distributions are often received late.

All of the Ginnie Maes in the Trust, including the Ginnie Mae IIs, are of the "fully modified pass-through" type, i.e., they provide for timely monthly payments to the registered holders thereof (including the Trust) of their pro rata share of the scheduled principal payments on the underlying mortgages, whether or not collected by the issuers, including, on a pro rata basis, any prepayments of principal of such mortgages received and interest (net of the servicing and other charges described above) on the aggregate unpaid principal balance of such Ginnie Maes, whether or not the interest on the underlying mortgages has been collected by the issuers.

The Ginnie Maes in the Trust are guaranteed as to timely payment of principal and interest by GNMA. Funds received by the issuers on account of the mortgages backing the Ginnie Maes in the Trust are intended to be sufficient to make the required payments of principal of and interest on such Ginnie Maes but, if such funds are insufficient for that purpose, the guaranty agreements between the issuers and GNMA require the issuers to make advances sufficient for such payments. If the issuers fail to make such payments, GNMA will do so.

GNMA is authorized by Section 306(g) of Title III of the National Housing Act to guarantee the timely payment of and interest on securities which are based on or backed by a trust or pool composed of mortgages insured by FHA, the Farmers' Home Administration ("FMHA") or guaranteed by the VA. Section 306(g) provides further that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty under such subsection. An opinion of an Assistant Attorney General of the United States, dated December 9, 1969, states that such guaranties "constitute general obligations of the United States backed by its full faith and credit."* GNMA is empowered to borrow from the United States Treasury to the extent necessary to make any payments of principal and interest required under such guaranties.

Ginnie Maes are backed by the aggregate indebtedness secured by the underlying FHA-insured, FMHA-insured or VA-guaranteed mortgages and, except to the extent of funds received by the issuers on account of such mortgages, Ginnie Maes do not constitute a liability of nor evidence any recourse against such issuers, but recourse thereon is solely against GNMA. Holders of Ginnie Maes (such as the Trust) have no security interest in or lien on the underlying mortgages.

The GNMA guaranties referred to herein relate only to payment of principal of and interest on the Ginnie Maes in the Trust and not to the Units offered hereby.

Monthly payments of principal will be made, and additional prepayments of principal may be made, to the Trust in respect of the mortgages underlying the Ginnie Maes in the Trust. All of the mortgages in the pools relating to the Ginnie Maes in the Trust are subject to prepayment without any significant premium or penalty at the option of the mortgagors. While the mortgages on 1- to 4-family dwellings underlying the Ginnie Maes have a stated maturity of up to 30 years for the Trust, it has been the experience of the mortgage industry that the average life of comparable mortgages, owing to prepayments, refinancings and payments from foreclosures, is considerably less.

In the mid-1970's, published yield tables for Ginnie Maes utilized a 12-year average life assumption for Ginnie Mae pools of 26-30 year mortgages on 1- to 4-family dwellings. This assumption was derived from the FHA experience relating to prepayments on such mortgages during the period from the mid-1950's to the mid-1970s. This 12-year average life assumption was calculated in respect of a period during which mortgage lending rates were fairly stable. THE ASSUMPTION IS NO LONGER AN ACCURATE MEASURE OF THE AVERAGE LIFE OF GINNIE MAES OR THEIR UNDERLYING SINGLE FAMILY MORTGAGE POOLS. RECENTLY IT HAS BEEN OBSERVED THAT MORTGAGES ISSUED AT HIGH INTEREST RATES HAVE EXPERIENCED ACCELERATED PREPAYMENT RATES WHICH WOULD INDICATE A SIGNIFICANTLY SHORTER AVERAGE LIFE THAN 12 YEARS. TODAY, RESEARCH ANALYSTS USE COMPLEX FORMULAE TO SCRUTINIZE THE PREPAYMENTS OF MORTGAGE POOLS IN AN ATTEMPT TO PREDICT MORE ACCURATELY THE AVERAGE LIFE OF GINNIE MAES.

A number of factors, including homeowner's mobility, change in family size and mortgage market interest rates will affect the average life of the Ginnie Maes in the Trust. For example, Ginnie Maes issued during a period of high interest rates will be backed by a pool of mortgage loans bearing similarly high rates. In general, during a period of declining interest rates, new mortgage loans with interest rates lower than those charged during periods of high rates will become available. To the extent a homeowner has an outstanding mortgage with a high rate, he may refinance his mortgage at a lower interest rate or he may rapidly repay his old mortgage. Should this happen, a Ginnie Mae issued with a high interest rate may experience a rapid prepayment of principal as the underlying mortgage loans prepay in whole or in part. Accordingly, there can be no assurance that the prepayment levels which will be actually realized will conform to the estimates or experience of the FHA, other mortgage lenders, dealers or market makers or other Ginnie Mae investors. It is not possible to meaningfully predict prepayment levels regarding the Ginnie Maes in the Trust. Even though the reinvestment of principal may mitigate the effects of prepayments of principal, the termination of the Trust might be accelerated as a result of prepayments made as described herein.

_________________________
* Any statement in this prospectus that a particular security is backed by the full faith and credit of the United States is based upon the opinion of an Assistant Attorney General of the United States and should be so construed.

               CONTENTS OF REGISTRATION STATEMENT

Item A. Bonding arrangements of Depositor:

       First  Trust  Portfolios L.P. is  covered  by  a  Brokers'
       Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
       Pittsburgh.

Item B. This Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet

        The Prospectus

        The signatures

        Exhibits


                               S-1

                           SIGNATURES

     The Registrant, The First Trust GNMA Reinvestment Income Trust GRIT, Series 104, hereby identifies The First Trust GNMA, Series 8; The First Trust GNMA Reinvestment Income Trust, Series 68; The First Trust Combined Series 83; The First Trust Combined Series 198; The First Trust Combined Series 251; The First Trust Combined Series 248; The First Trust Combined Series 258; The First Trust Combined Series 272; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 119; FT 286; FT 412; FT 438; FT 556; FT 754; FT
1102;  FT  1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392;  FT
1393;  FT  1422; FT 1423; FT 1524; FT 1525; FT 1573, FT 1590;  FT
1635; FT 1638; FT 1639; FT 1693; FT 1711 and FT 1712 for purposes of the representations required by Rule 487 and represents the following:

    (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) that, except to the extent necessary to identify the specific portfolio securities deposited in and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3)   that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust GNMA Reinvestment Income Trust GRIT, Series 104 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 12, 2008.

                              THE FIRST TRUST GNMA REINVESTMENT
                                INCOME TRUST GRIT, SERIES 104

                              By:  FIRST TRUST PORTFOLIOS L.P.
                                        (Depositor)


                              By  Jason T. Henry
                                  Senior Vice President


                              S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen        Director           )
                            of The Charger     )
                            Corporation, the   )   June 12, 2008
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )

Karla M. Van Kampen-Pierre  Director           )
                            of The Charger     )
                            Corporation, the   )   Jason T. Henry
                            General Partner of )   Attorney-in-Fact**
                            First Trust        )
                            Portfolios L.P.    )

David G. Wisen              Director           )
                            of The Charger     )
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )


* The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., Depositor.


** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-151037 on Form S-6 of our report dated June 12, 2008, relating to the financial statement of The First Trust GNMA Reinvestment Income Trust GRIT, Series 104, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.





DELOITTE & TOUCHE LLP


Chicago, Illinois
June 12, 2008


                               S-4

                       CONSENT OF COUNSEL

     The consent of counsel is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

CONSENT OF STANDARD & POOR'S RATINGS SERVICES, A DIVISION OF THE
                   McGRAW-HILL COMPANIES, INC.

The consent of Standard & Poor's Ratings Services, A Division of the McGraw-Hill Companies, Inc. to the use of its name in the Prospectus included in the Registration Statement is filed as
Exhibit 4.2 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust GNMA, Series 96 and certain subsequent Series, effective January 20, 2005 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, FT Advisors L.P., as Evaluator and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-121668] filed on behalf of The First Trust GNMA, Series
       96).

1.1.1 Form of Trust Agreement for First Trust GNMA Reinvestment Income Trust GRIT, Series 104 and certain subsequent Series, effective June 12, 2008 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18)

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6    Underwriter   Agreement  (incorporated  by  reference   to
       Amendment No. 1 to Form S-6 [File No. 33-43289] filed on behalf of The First Trust Combined Series 145).


                               S-6

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

4.1    Consent of First Trust Advisors L.P.

4.2 Consent of Standard & Poor's Ratings Services, A Division of the McGraw-Hill Companies, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-7